

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2019

Alon Dayan
Chief Executive Officer
Virtual Crypto Technologies, Inc.
11 Ha'amal Street
Rosh Ha'ayin, Israel

> **Re: Virtual Crypto Technologies, Inc.**
> **Form 8-K**
> **Filed July 25, 2019**

Dear Mr. Dayan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products